Exhibit 8.1

SIGNIFICANT SUBSIDIARIES

Our significant subsidiaries are set forth below, all of which are either 100% owned by us or controlled by us.

Legal Name	Jurisdiction
Kamada Biopharma Limited	England and Wales
Kamada Inc.	Delaware
Kamada Plasma LLC	Delaware (wholly owned by Kamada Inc)
Kamada Assets (2001) Ltd.	Israel
Kamada Ireland Limited	Ireland